SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 23, 2013	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2013 First Quarterly Report

This Report is published simultaneously in Shanghai and Hong Kong. This Report is published pursuant to the Rules Governing the Listing of Stocks on Shanghai Stock Exchange in the People’s Republic of China and pursuant to the disclosure obligations under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

§1	IMPORTANT MESSAGE

1.1	The Board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company”) as well as its directors, supervisors and senior management warrant that there are no false representations or misleading statements contained in, or material omissions from, the 2013 first quarterly report, and severally and jointly accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this report.

1.2	If any director fails to attend the Board meeting for considering and approving the 2013 first quarterly report of the Company, his name shall be set out separately:

Name of Director not Attending	Position	Reasons for the Absence	Name of Proxy

Lei Dianwu	Director	Business engagement	Wang Zhiqing

Jin Mingda	Independent	Business engagement	Cai Tingji
Non-executive
Director

Wang Yongshou	Independent	Engagement	Cai Tingji
Non-executive
Director

1.3	The financial report of the Company for the three-month period ended 31 March 2013 (the “Reporting Period”) was prepared under the China Accounting Standards for Business Enterprises and was unaudited.

1.4	Mr. Wang Zhiqing, Vice Chairman and President of the Company (performing the duties and powers of the Chairman), Mr. Ye Guohua, director and Chief Financial Officer overseeing the accounting operations, and Mr. Hua Xin, Deputy Chief Financial Officer, person-in-charge of Accounting Department (Accounting Chief) and Finance Manager, hereby warrant the truthfulness and completeness of the financial report contained in the 2013 first quarterly report.

§2	BASIC INFORMATION OF THE COMPANY

2.1	Major Accounting Data and Financial Indicators

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Total assets (RMB’000)	36,601,784	36,805,799	-0.55
Total equity attributable to equity shareholders of the Company (RMB’000)	16,372,267	16,190,419	1.12
Net asset value per share attributable to equity shareholders of the Company (RMB/share)	2.274	2.249	1.11

	From the beginning of the year to the end of the Reporting Period		Increase/decrease as compared to the corresponding period of the previous year (%)
Net cash inflow from operating activities (RMB’000)		3,226,319	Not Applicable
Net cash inflow per share from operating activities (RMB/share)		0.448	Not Applicable

	The Reporting Period	From the beginning of the year to the end of the Reporting Period	Increase/decrease during the Reporting Period as compared to the corresponding period of the previous year (%)
Net profit attributable to equity shareholders of the Company (RMB’000)	172,711	172,711	Not Applicable
Basic earnings per share (RMB/share)	0.024	0.024	Not Applicable
Basic earnings per share excluding non-recurring items (RMB/share)	0.023	0.023	Not Applicable
Diluted earnings per share (RMB/share)	0.024	0.024	Not Applicable
Return on net assets (weighted average) (%)	1.061	1.061	Increased by 2.115 percentage points
Return on net assets excluding non-recurring items (weighted average) (%)	1.005	1.005	Increased by 2.053 percentage points

Excluding non-recurring items and amount:

Unit: RMB’000

Item	Amount
Net earnings from disposal of non-current assets	-6,465
Government grants recorded through profit and loss (except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business)	2,500
Income from external entrusted loans	494
Other non-operating income and expenses other than those mentioned above	-8,273
Income tax effect	2,898
Effect attributable to minority interests (after tax)	-154
Total	-9,000

2.2	Total Number of Shareholders as at the End of the Reporting Period and Shareholding of the Top Ten Shareholders of Shares in Circulation

Unit: Share

Total number of shareholders as at the end of the Reporting Period		102,588
Shareholding of the top ten shareholders of shares in circulation
Name of shareholders (in full)	Number of shares in circulation held as at the end of the Reporting Period	Type of shares
HKSCC (Nominees) Ltd.	2,294,740,101	Overseas listed foreign shares
China Construction Bank–CIFM China Advantage Security Investment Fund ( )	41,186,200	RMB- denominated ordinary shares
Industrial and Commercial Bank of China–SWS MU New Economy Balanced Equity Fund ( )	7,000,000	RMB- denominated ordinary shares
IP KOW	5,432,000	Overseas listed foreign shares
Industrial and Commercial Bank of China–Nuo’an Value Growth Stock Securities Investment Fund ( )	4,124,923	RMB- denominated ordinary shares
Bank of China–Xin Tai Blue-chip Selected Stock Securities Investment Fund ( )	4,110,290	RMB- denominated ordinary shares
Xu Zhiying ( )	3,245,216	RMB- denominated ordinary shares
YIP CHOK CHIU	3,150,000	Overseas listed foreign shares
AMP Capital–AMP Capital China Growth Fund ( )	3,127,962	RMB- denominated ordinary shares
Lin Wen ( )	3,090,000	RMB- denominated ordinary shares

§3	MAJOR EVENTS

3.1	Description of Substantial Changes in Financial Report Items and Financial Indicators of the Company

Changes and Explanation on the Consolidated Balance Sheet

Unit: RMB’000

Item	As at 31 March 2013	As at 31 December 2012	Increase/ decrease amount	Change (%)	Reason for change
Cash at bank and on hand	266,894	160,962	105,932	65.81	Company’s operations in the first quarter of 2013 improved
Bills receivable	2,930,078	2,065,483	864,595	41.86	Operating income increased and received bills increased
Accounts receivable	1,587,001	1,082,742	504,259	46.57	Operating income increased
Long-term deferred expenses	425,081	633,548	-208,467	-32.90	Long-term deferred expenses with maturity of less than one year transferred into other current assets
Accounts payable	7,961,892	5,523,248	2,438,644	44.15	Mainly due to increase in crude enroute at the end of the Reporting Period
Advances from customers	511,474	758,796	-247,322	-32.59	Settlement was strengthened and the balance of advances from customers decreased at the end of Reporting Period
Taxes payable	990,720	671,231	319,489	47.60	The increase in the sales volume of oil products caused increases in consumption tax and VAT payable

Changes and Explanation on the Consolidated Income Statement

Unit: RMB’000

	For the three-month		Increase/	Change (%)	Reason for change
Item	period ended 31 March		decrease
	2013	2012	amount
Operating profit (“–” for loss)	253,819	-243,210	497,029	Not Applicable	Gross profit of sales increased during the Reporting Period
Profit before income tax (“–” for loss)	241,263	-250,471	491,734	Not Applicable
Net profit for the period (“–” for loss)	166,980	-183,614	350,594	Not Applicable
Net profit attributable to equity shareholders of the Company (“–” for net loss)	172,711	-190,122	362,833	Not Applicable
Financial expenses (“–” for financial income)	-28,574	37,376	-65,950	-176.45	Interest on loans and borrowings decreased
Investment income (“–” for loss)	-6,421	32,012	-38,433	-120.06	Net profit of associated companies decreased
Income tax expense	74,283	-66,857	141,140	Not Applicable	Operating results increased significantly

Changes and Explanation on the Cash Flow Statement

Unit: RMB’000

	For the three-month		Increase/	Change (%)
Item	period ended 31 March		decrease		Reason for change
	2013	2012	amount
Net cash inflow from operating activities (“–” for outflow)	3,226,319	-2,767,881	5,994,200	Not Applicable	Company’s operations in the first quarter of 2013 improved
Net cash outflow from investing activities	-395,933	-880,831	484,898	Not Applicable	Investment on projects decreased
Net cash inflow from financing activities (“–” for outflow)	-2,725,532	3,851,674	-6,577,206	-170.76	Loans decreased due to improved operations of the Company

3.2	Disclosure of Implementation of the Cash Dividend Policy during the Reporting Period

In 2012, net loss attributable to equity shareholders of the Company amounted to RMB1,548,466,000 under the China Accounting Standards for Business Enterprises. Pursuant to the 2012 Profit Distribution Plan approved at the 11th Meeting of the Seven Session of the Board of the Company, the Board proposed that no dividend would be distributed for 2012. This resolution shall be approved by the 2012 Annual General Meeting of the Company.

§4	APPENDIX

4.1	Consolidated Balance Sheet (Unaudited)

As at 31 March 2013

Unit: RMB’000

Item	31 March 2013	31 December 2012
	(Unaudited)	(Audited)
Current assets:
Cash at bank and on hand	266,894	160,962
Bills receivable	2,930,078	2,065,483
Accounts receivable	1,587,001	1,082,742
Prepayments	133,184	90,261
Other receivables	50,582	40,765
Inventories	8,076,560	8,938,077
Other current assets	262,681	513,134

Total current assets	13,306,980	12,891,424

Non-current assets:
Long-term equity investments	3,048,302	3,057,153
Investment properties	435,826	439,137
Fixed assets	17,277,486	17,622,001
Construction in progress	633,085	612,388
Intangible assets	492,993	497,575
Long-term deferred expenses	425,081	633,548
Deferred tax assets	982,031	1,052,573

Total non-current assets	23,294,804	23,914,375

Total assets	36,601,784	36,805,799

Consolidated Balance Sheet (Unaudited) (Continued)

As at 31 March 2013

Unit: RMB’000

Item	31 March 2013	31 December 2012
	(Unaudited)	(Audited)
Current liabilities:
Short-term loans	8,296,437	11,023,877
Bills payable	6,318	—
Accounts payable	7,961,892	5,523,248
Advances from customers	511,474	758,796
Employee benefits payable	49,583	48,008
Taxes payable	990,720	671,231
Interest payable	17,234	20,987
Dividends payable	21,450	21,548
Other payables	693,057	859,562

Total current liabilities	18,548,165	18,927,257

Non-current liabilities:
Long-term loans	1,229,570	1,231,340
Other non-current liabilities	190,730	190,000

Total non-current liabilities	1,420,300	1,421,340

Total liabilities	19,968,465	20,348,597

Shareholders’ equity:
Share capital	7,200,000	7,200,000
Capital reserve	2,914,763	2,914,763
Specific reserve	17,320	8,179
Surplus reserve	5,151,771	5,151,770
Retained earnings	1,088,413	915,707
Total equity attributable to equity shareholders of the Company	16,372,267	16,190,419
Minority interests	261,052	266,783
Total equity	16,633,319	16,457,202

Total liabilities and shareholders’ equity	36,601,784	36,805,799

Balance Sheet (Unaudited)

As at 31 March 2013

Unit: RMB’000

Item	31 March 2013	31 December 2012
	(Unaudited)	(Audited)
Current assets:
Cash at bank and on hand	210,944	119,148
Bills receivable	2,810,215	1,914,007
Accounts receivable	1,154,148	811,738
Prepayments	126,310	82,426
Other receivables	32,056	15,569
Inventories	7,632,835	8,615,644
Other current assets	153,697	419,523

Total current assets	12,120,205	11,978,055

Non-current assets:
Long-term equity investments	4,058,252	4,069,891
Investment properties	435,826	439,137
Fixed assets	16,786,987	17,105,599
Construction in progress	625,564	604,866
Intangible assets	403,097	406,356
Long-term deferred expenses	408,896	617,025
Deferred tax assets	981,795	1,052,338

Total non-current assets	23,700,417	24,295,212

Total assets	35,820,622	36,273,267

Balance Sheet (Unaudited) (Continued)

As at 31 March 2013

Unit: RMB’000

Item	31 March 2013	31 December 2012
	(Unaudited)	(Audited)
Current liabilities:
Short-term loans	8,353,437	11,092,877
Accounts payable	7,312,170	5,175,493
Advances from customers	477,532	675,446
Employee benefits payable	43,894	42,959
Taxes payable	982,821	663,603
Interest payable	17,139	20,987
Dividends payable	21,450	21,548
Other payables	1,070,380	1,246,286

Total current liabilities	18,278,823	18,939,199

Non-current liabilities:
Long-term loans	1,200,000	1,200,000
Other non-current liabilities	190,730	190,000

Total non-current liabilities	1,390,730	1,390,000

Total liabilities	19,669,553	20,329,199

Shareholders’ equity:
Share capital	7,200,000	7,200,000
Capital reserve	2,914,763	2,914,763
Specific reserve	7,579	—
Surplus reserve	5,151,771	5,151,770
Retained earnings	876,956	677,535

Total equity	16,151,069	15,944,068

Total liabilities and shareholders’ equity	35,820,622	36,273,267

4.2	Consolidated Income Statement (Unaudited)

For the three-month period ended 31 March 2013

Unit: RMB’000

Item	2013	2012
	(Unaudited)	(Unaudited)
Operating income	28,857,297	23,550,221
Less: Operating costs	25,343,751	21,649,053
Business taxes and surcharges	2,387,128	1,429,399
Selling and distribution expenses	159,615	164,565
General and administrative expenses	735,188	546,610
Financial expenses (“–” for financial income)	-28,574	37,376
Impairment losses (“–” for reversals)	-51	-1,560
Add: Investment income (“–” for loss)	-6,421	32,012
Including: Income from investment in associates and jointly controlled enterprises (“–” for loss)	-6,421	25,878
Operating profit (“–” for loss)	253,819	-243,210
Add: Non-operating income	3,111	4,997
Less: Non-operating expenses	15,667	12,258
Including: Losses from disposal of non-current assets	6,465	4,989
Profit before income tax (“–” for loss)	241,263	-250,471
Less: Income tax expense	74,283	-66,857
Net profit for the period (“–” for loss)	166,980	-183,614
Attributable to: Equity shareholders of the Company (“–” for loss)	172,711	-190,122
Minority shareholders	-5,731	6,508
Earnings per share:
Basic and diluted earnings per share (“–” for loss) (RMB)	0.024	-0.026
Other comprehensive income	—	—
Total comprehensive income (“–” for loss)	166,980	-183,614
Attributable to: Equity shareholders of the Company (“–” for loss)	172,711	-190,122
Minority shareholders	-5,731	6,508

Income Statement (Unaudited)

For the three-month period ended 31 March 2013

Unit: RMB’000

Item	2013	2012
	(Unaudited)	(Unaudited)
Operating income	25,247,986	20,171,979
Less: Operating costs	21,768,161	18,338,832
Business taxes and surcharges	2,386,416	1,428,324
Selling and distribution expenses	127,930	141,623
General and administrative expenses	694,143	510,376
Financial expenses (“–” for financial income)	-22,664	37,569
Impairment losses (“–” for reversals)	-51	-100
Add: Investment income (“–” for loss)	-11,639	20,585
Including: Income from investment in associates and jointly controlled enterprises (“–” for loss)	-11,639	20,585
Operating profit (“–” for loss)	282,412	-264,060
Add: Non-operating income	3,074	4,295
Less: Non-operating expenses	15,519	12,256
Including: Losses from disposal of non-current assets	6,457	4,989
Profit before income tax (“–” for loss)	269,967	-272,021
Less: Income tax expense	70,542	-72,879
Net profit for the period (“–” for loss)	199,425	-199,142
Other comprehensive income	—	—
Total comprehensive income (“–” for loss)	199,425	-199,142

4.3 Consolidated Cash Flow Statement (Unaudited)

For the three-month period ended 31 March 2013

Unit: RMB’000

Item	2013	2012
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Cash received from sale of goods and rendering of services	31,657,506	27,749,310
Refund of taxes	7,198	12,941
Cash received relating to other operating activities	54,101	25,844
Sub-total of cash inflows	31,718,805	27,788,095
Cash paid for goods and services	-24,507,317	-28,261,164
Cash paid to and for employees	-649,632	-533,349
Cash paid for all types of taxes	-2,953,418	-1,605,283
Cash paid relating to other operating activities	-382,119	-156,180
Sub-total of cash outflows	-28,492,486	-30,555,976
Net cash inflow from operating activities (“–” for outflow)	3,226,319	-2,767,881
Cash flows from investing activities:
Cash received from disposal of investments	—	16,000
Cash received from investment income	2,923	2,841
Net cash received from disposal of fixed assets	-2,002	1,258
Cash received relating to other investing activities	3,183	27,541
Sub-total of cash inflows	4,104	47,640
Cash paid for acquisition of fixed assets and other long-term assets	-399,909	-928,471
Cash paid relating to other investing activities	-128	—
Sub-total of cash outflows	-400,037	-928,471
Net cash outflow from investing activities	-395,933	-880,831

Consolidated Cash Flow Statement (Unaudited) (Continued)

For the three-month period ended 31 March 2013

Unit: RMB’000

Item	2013	2012
	(Unaudited)	(Unaudited)
Cash flows from financing activities:
Cash received from borrowings	11,809,728	12,761,471
Sub-total of cash inflows	11,809,728	12,761,471
Cash repayments of borrowings	-14,444,234	-8,819,302
Cash paid for dividends, profits distribution and interest	-90,676	-90,495
Cash paid relating to other financing activities	-350	—
Sub-total of cash outflows	-14,535,260	-8,909,797
Net cash inflow from financing activities (“–” for outflow)	-2,725,532	3,851,674
Effect of foreign exchange rate changes on cash and cash equivalents	1,078	35
Net increase in cash and cash equivalents	105,932	202,997
Add: Cash and cash equivalents at the beginning of the period	160,962	91,346
Cash and cash equivalents at the end of the period	266,894	294,343

Cash Flow Statement (Unaudited)

For the three-month period ended 31 March 2013

Unit: RMB’000

Item	2013	2012
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Cash received from sale of goods and rendering of services	27,972,754	23,911,709
Cash received relating to other operating activities	54,957	25,142
Sub-total of cash inflows	28,027,711	23,936,851
Cash paid for goods and services	-20,864,141	-24,499,738
Cash paid to and for employees	-609,639	-498,309
Cash paid for all types of taxes	-2,945,517	-1,551,045
Cash paid relating to other operating activities	-384,590	-139,390
Sub-total of cash outflows	-24,803,887	-26,688,482
Net cash inflow from operating activities (“–” for outflow)	3,223,824	-2,751,631
Cash flows from investing activities:
Net cash received from disposal of fixed assets	-2,002	1,256
Cash received relating to other investing activities	2,589	24,991
Sub-total of cash inflows	587	26,247
Cash paid for acquisition of fixed assets and other long-term assets	-397,295	-922,336
Sub-total of cash outflows	-397,295	-922,336
Net cash outflow from investing activities	-396,708	-896,089

Cash Flow Statement (Unaudited) (Continued)

For the three-month period ended 31 March 2013

Unit: RMB’000

Item	2013	2012
	(Unaudited)	(Unaudited)
Cash flows from financing activities:
Cash received from borrowings	11,782,728	12,731,280
Sub-total of cash inflows	11,782,728	12,731,280
Cash repayments of borrowings	-14,427,465	-8,818,060
Cash paid for dividends, profits distribution and interest	-90,483	-87,402
Cash paid relating to other financing activities	-100	—
Sub-total of cash outflows	-14,518,048	-8,905,462
Net cash inflow from financing activities (“–” for outflow)	-2,735,320	3,825,818
Effect of foreign exchange rate changes on cash and cash equivalents	—	36
Net increase in cash and cash equivalents	91,796	178,134
Add: Cash and cash equivalents at the beginning of the period	119,148	61,057
Cash and cash equivalents at the end of the period	210,944	239,191

By Order of the Board Wang Zhiqing Vice Chairman and President (performing the duties and powers of the Chairman)

Shanghai, the PRC, 19 April 2013

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Li Honggen and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Wang Yongshou and Cai Tingji.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement on Personnel Changes Involving

the Chairman and Directors of the Board,

the Supervisor and Chairman of the Supervisory Committee,

Members and Chairman of the Nomination Committee,

and Members of the Senior Management

The Company and all the members of the Board warrant that the information in this announcement does not contain any false representations, misleading statements or material omissions, and jointly and severally accept responsibility for the true, accurate and complete information contained herein.

Sinopec Shanghai Petrochemical Company Limited (the “Company”) hereby announces the following personnel changes involving the Chairman and Directors of the Board, the Supervisor and Chairman of the Supervisory Committee, the members and Chairman of Nomination Committee and members of the Senior Management:

(1)	Mr. Rong Guangdao has tendered his resignation as Director, Executive Director and Chairman of the Board due to new work arrangement (to be further appointed by China Petrochemical Corporation), and his holding of office of a member and Chairman of the Nomination Committee of the Board will be terminated automatically with effect from 19 April 2013;

(2)	Mr. Shi Wei has tendered his resignation as Director and Executive Director of the Company due to new work arrangement. His resignation shall take effect from 19 April 2013;

(3)	Mr. Wang Zhiqing has been appointed Chairman of the Company. His appointment as the Chairman of the Seventh Session of the Board and the President of the Company can only be confirmed after consideration and approval at the 2012 Annual General Meeting (the “AGM”) on 6 June 2013. Before this resolution is approved, Mr. Wang Zhiqing will perform the duties and powers of the Chairman of the Board. Mr. Wang Zhiqing has been appointed member and Chairman of the Nomination Committee of the Company. His appointment as member of the Nomination Committee shall take effect from 19 April 2013 and his appointment as Chairman of the Nomination Committee shall take effect after his appointment as the Chairman of the Seventh Session of the Board and the President of the Company is considered and approved at the AGM;

(4)	Mr. Gao Jinping has tendered his resignation as Supervisor and Chairman of the Supervisory Committee with effect from 18 April 2013. Mr. Gao Jinping has been appointed Vice President of the Company with effect from 19 April 2013. And he has been appointed to be a Director of the Board, while this appointment can only be confirmed after consideration and approval at the AGM;

(5)	Mr. Zhang Jianping has been appointed to be a Director of the Board. His appointment can only be confirmed after consideration and approval at the AGM; and

(6)	Mr. Guo Xiaojun has been appointed Vice President of the Company with effect from 19 April 2013.

Independent Directors of the Company Mr. Shen Liqiang, Mr. Jin Mingda, Mr. Wang Yongshou and Mr. Cai Tingji expressed no disagreement to the changes in the Directors and the appointment of new members of the senior management.

Mr. Rong Guangdao and Mr. Shi Wei have confirmed that they have no disagreement with the Board of the Company, and that there are no other matters relating to their resignations that must be brought to the attention of the shareholders of the Company.

Biographies of Mr. Wang Zhiqing, Mr. Gao Jinping, Mr. Zhang Jianping and Mr. Guo Xiaojun are enclosed as follow.

Wang Zhiqing, 51, is Vice Chairman, President and Deputy Secretary of the Communist Party Committee of the Company. Mr. Wang commenced work in 1983 and held various positions including Deputy Leader of preparatory team for the chemical fibre plant of Luoyang Petrochemical Complex, Deputy Chief Engineer of Luoyang Petrochemical Complex cum Officer-in-Charge of the preparatory team for the complex’s chemical fibre plant, and then Deputy Chief Engineer of the complex cum Director of the chemical fibre plant. From June 1999 to December 2001, Mr. Wang was Chief Engineer of Luoyang Petrochemical Complex. From February 2000 to December 2001, Mr. Wang was Vice President cum Chief Engineer of China Petroleum & Chemical Company (“Sinopec”) Luoyang Company. From December 2001 to October 2006, Mr. Wang was President of Sinopec Luoyang Company. From July 2005 to May 2007, Mr. Wang was the Leader of the preparatory team for a Sinopec refinery project in Guangxi. From October 2006 to December 2008, Mr. Wang was manager of Sinopec Jiujiang Company.

From December 2008 to July 2010, Mr. Wang was President of Sinopec Jiujiang Company. Mr. Wang was appointed President and Deputy Secretary of the Communist Party Committee of the Company in July 2010. Mr. Wang was appointed Director and Vice Chairman of the Company in December 2010. Mr. Wang was appointed Director and Chairman of Shanghai Secco Petrochemical Company Limited in February 2011. Mr. Wang graduated from the East China Petroleum Institute with a Bachelor of Engineering in 1983, majoring in refinery engineering, and graduated from China University of Petroleum (East China) with a Doctorate in Engineering in 2006, majoring in chemical engineering and technology. He is a senior engineer by professional title.

Mr. Wang does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Save as disclosed above, Mr. Wang has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholder, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Wang has never been punished by the China Securities Regulatory Commission and other related department, and has never been sanctioned by any stock exchanges.

Gao Jinping, 46, is Secretary of the Communist Party Committee and Chairman of the Labor Union of the Company. Mr. Gao joined the Shanghai Petrochemical Complex in 1990 and held various positions including Deputy Secretary of the Communist Youth League of the Company, Deputy Secretary of the Communist Party Committee of the Experimental Plant and Chemical Division of the Company, and Director of the Propaganda Department of the Communist Party Committee of the Company. In May 2003 to March 2013, Mr. Gao was appointed Deputy Secretary of the Communist Party Committee. In May 2003, Mr. Gao was appointed Chairman of the Labor Union of the Company. From June 2004 to June 2006, Mr. Gao was elected Director of the Company. From April 2006 to March 2013, Mr. Gao was appointed Secretary of the Communist Party Discipline Supervisory Committee of the Company. From June 2006 to April 2013, Mr. Gao was appointed Supervisor and Chairman of the Supervisory Committee of the Company. In March 2013, Mr. Gao was appointed as Secretary of the Communist Party Committee. Mr. Gao graduated from the Food Processing Faculty of Shanghai Aquatic Products University with a major in cooling and cold storage technology and obtained a bachelor’s degree in engineering in July 1990. In 2001, he completed his post-graduate studies in business administration in the aspect of industrial economics at Shanghai Academy of Social Sciences. He has senior professional technical qualifications.

Mr. Gao does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Save as disclosed above, Mr. Gao has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholder, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Gao has never been punished by the China Securities Regulatory Commission and other related department, and has never been sanctioned by any stock exchanges.

Zhang Jianping, 51, is Vice President of the Company. Mr. Zhang joined the Shanghai Petrochemical Complex in 1987 and held various positions including Deputy Chief Engineer of the Aromatics Plant of the Refining and Chemical Division, Deputy Director of the Plastics Plant, Deputy Manager of Plastic Division of the Company, Director of the Petrochemical Research Institute, Director of the Production Department of the Company, Assistant to President of the Company and concurrently Director of the Production Department of the Company. In July 2004, Mr. Zhang was appointed Vice President of the Company. Mr. Zhang graduated in 1984 from East China Institute of Chemical Technology specialising in petroleum refining. He obtained a master’s degree in 1987 from East China Institute of Chemical Technology specialising in oil processing. He is a senior engineer by professional title.

Mr. Zhang does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Save as disclosed above, Mr. Zhang has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholder, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Zhang has never been punished by the China Securities Regulatory Commission and other related department, and has never been sanctioned by any stock exchanges.

Guo Xiaojun, 43, is Deputy Chief Engineer and Director of the Production Department of the Company. He joined the Company in 1991 and has held various positions, including Deputy Director of the Polypropylene Workshop in the Plastics Plant of the Company, Deputy Director of the Polypropylene Plant and Director of the Polyolefin Integrated Plant in the Plastics Division as well as Deputy Chief Engineer and Assistant to the Manager of the Plastics Division. He was Deputy Manager of the Company’s Plastics Division from July 2008 to July 2009, Manager and Deputy Secretary of the Communist Party Committee of the Company’s Plastics Division from July 2009 to March 2011, and has been serving as the Deputy Chief Engineer and Director of the Production Department of the Company since March 2011. He graduated with a major in basic organic chemical engineering from the East China University of Science and Technology in July 1991, and obtained a master’s degree majoring in chemical engineering from the East China University of Science and Technology in April 2008. He is a senior engineer by professional title.

Save as disclosed above, Mr. Guo has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholder, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Guo has never been punished by the China Securities Regulatory Commission and other related department, and has never been sanctioned by any stock exchanges.

The appointment of Mr. Gao Jinping and Mr. Zhang Jianping as Directors of the Company must be submitted for consideration at the AGM. If the resolution is approved at the AGM, the new members of the Seventh Session of the Board will enter into service contracts for Directors with the Company on or about the date of the approval of the resolution at the AGM. Their service term will commence on the date of the approval of the resolution at the AGM and end in June 2014. The remuneration of the new Directors will be determined pursuant to the measures for the payment of remuneration for Directors, Supervisors and Senior Management adopted at the 2002 Annual General Meeting of the Company and approved to continue to be in use in 2013 at the Remuneration Committee Meeting held on 26 March 2013. The Company will disclose in its annual report the specific amount of the remuneration to be received for the year. The remuneration of the Directors is not included in the Directors’ service contracts.

Save as disclosed above, the Company is not aware of any other matters that are required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing Matters on The Stock Exchange of Hong Kong Limited nor any information that needs to be brought to the attention of the shareholders of the Company.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 19 April 2013

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Li Honggen and Ye Guohua; the Non-executive Directors of the Company are Lei Dianwu and Xiang Hanyin, and the Independent Non-executive Directors of the Company are Shen Liqiang, Jin Mingda, Wang Yongshou and Cai Tingji.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Sinopec Shanghai Petrochemical Company Limited, you should at once hand this circular, together with the enclosed form of proxy and notice of attendance, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

NOTICE OF 2012 ANNUAL GENERAL MEETING

2012 Work Report of Board of Directors

2012 Work Report of Supervisory Committee

2012 Audited Financial Statements

2012 Profit Distribution Plan

2013 Financial Budget Report

Proposed Appointment of Domestic and International Auditors

Proposed Approval of the President to Concurrently Serve as the Chairman

Proposed Appointment of Directors

Proposed Issuance of Short-term Commercial Papers

A notice on convening the 2012 annual general meeting of Sinopec Shanghai Petrochemical Company Limited to be held at Jinshan Roller-Skating Stadium, No. 5, Xincheng Road, Jinshan District, Shanghai, the PRC ( ) on Thursday, 6 June 2013 at 9:00 a.m. is set out on pages 1 to 5 of this circular. Whether or not you are able to attend the 2012 annual general meeting in person, please complete the form of proxy of the Company in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as practicable and in any event not less than 24 hours before the time for holding the 2012 annual general meeting or any adjournment thereof (as the case may be).

Completion and return of the form of proxy of the Company will not preclude you from attending and voting in person at the 2012 annual general meeting or any adjournment thereof (as the case may be) as you wish.

A shareholder or its representative shall produce necessary proof of identity and provide information which enables the Company to confirm his/her/its identity as a shareholder. For details, please refer to Part 4 of the Notice of 2012 Annual General Meeting, Method of registration for the AGM.

19 April 2013

NOTICE OF ANNUAL GENERAL MEETING

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Notice of 2012 Annual General Meeting

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all the members of its board of directors (the “Board”) warrant the truthfulness, accuracy and completeness of the information contained in this notice and jointly accept full responsibility for any false representation or misleading statements contained in, or material omissions from, this notice.

NOTICE IS HEREBY GIVEN that the 12th meeting of the Seventh Session of the Board was held on 19 April 2013. At the meeting, it was resolved the convening of the 2012 annual general meeting of the Company (the “AGM”) with details as follows:

1.	Basic information about convening the AGM

(1)	Date and time: 9:00 a.m., Thursday, 6 June 2013;

(2)	Venue: Jinshan Roller-skating Stadium, No. 5, Xincheng Road, Jinshan District, Shanghai, the PRC

( );

(3)	Convenor: the Board; and

(4)	Form of voting: on-site poll.

2.	Items to be considered at the AGM

A.	Ordinary Resolutions

To consider and, if thought fit, pass the following resolutions as ordinary resolutions of the Company:

(1)	2012 Work Report of the Board of the Company;

(2)	2012 Work Report of the Supervisory Committee of the Company;

NOTICE OF ANNUAL GENERAL MEETING

(3)	2012 Audited Financial Statements of the Company;

(4)	2012 Profit Distribution Plan of the Company;

(5)	2013 Financial Budget Report of the Company;

(6)	The appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company (to be renamed as “PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership)”) and PricewaterhouseCoopers as the domestic and international auditors, respectively, of the Company for the year 2013 and authorization of the Board to determine their remuneration based on the terms of work;

(7)	Approval of the appointment of Mr. Wang Zhiqing ( ) as the Chairman for the Seventh Session of the Board and the President of the Company. For the biography of Mr. Wang Zhiqing, please refer to Appendix I;

(8)	The appointment of Mr. Gao Jinping ( ) and Mr. Zhang Jianping ( ) as newly added directors to fill up vacancies in the Seventh Session of the Board of the Company. The election of Board members will adopt a cumulative voting system. For biographies of Mr. Gao Jinping and Mr. Zhang Jianping, please refer to Appendix I.

B.	Special Resolutions

(9)	Approval of the issuance of short-term commercial papers in one or more tranches in the PRC within 12 months starting from the date of approval at the AGM in accordance to the respective regulations and involving an aggregate principal amount of up to RMB4 billion. The fund will be used to replenish the Company’s working capital to meet the Company’s liquidity needs for the procurement of raw materials. For the explanatory for the issuance of short-term commercial papers, please refer to Appendix II.

(10)	The granting of general and unconditional authorization to the Board or any two or more directors of the Company, taking into account the specific needs of the Company and market conditions, to determine the specific terms and conditions of, and other matters relating to, the issuance of short-term commercial papers, including but not limited to the determination of the amount, interest rate, term, execution and signing of all requisite documentation within the scope of the aforementioned resolution 9.

NOTICE OF ANNUAL GENERAL MEETING

3.	Attendees of the AGM

(1)	Holders of the Company’s shares whose names appear on the register of members of the Company as at the close of business on Monday, 6 May 2013, or their proxies are entitled to attend the AGM. Such persons who intend to attend the AGM shall complete the notice of attendance for the AGM and return it to the Company by Wednesday, 15 May 2013. For details, please refer to the Notice of Attendance for the AGM;

(2)	The directors, the supervisors and the senior management of the Company; and

(3)	The Company’s outgoing auditors, auditors proposed to be appointed, representatives of other professional intermediaries engaged by the Company and guests invited by the Board.

4.	Method of registration for the AGM

(1)	A shareholder of the Company or his/her proxy shall produce proof of identity (identity card or passport) when attending the AGM. If the shareholder attending the meeting is a corporate shareholder, its legal representative who attends the meeting shall produce proof of identity and proof of his/her capacity as the legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a proxy is appointed to attend the meeting: the proxy shall produce proof of identity; the written authorization duly issued by the legal representative of the corporate shareholder, or a notarially certified copy of the resolution on authorization adopted by the board of directors of the corporate shareholder or other decision-making bodies; and information which enables the Company to confirm the identity of the corporate shareholder concerned.

(2)	Please complete the Notice of Attendance for the AGM. For details, please refer to the Notice of Attendance for the AGM.

(3)	Registration period: Tuesday, 7 May 2013 to Wednesday, 15 May 2013.

(4)	Registration address: for details, please refer to the Notice of Attendance for the AGM.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Zhang Jingming Company Secretary

Shanghai, the PRC, 19 April 2013

As at the date of this notice, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Li Honggen and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Wang Yongshou and Cai Tingji.

NOTICE OF ANNUAL GENERAL MEETING

Notes:

(a)	Notes to the holders of the Company’s H shares

Date of closure of register of shareholders in relation to the qualification of attending the AGM

The Company will close the register of members of the Company’s H shares from Tuesday, 7 May 2013 to Wednesday, 5 June 2013 (both days inclusive), during which period no transfer of shares will be effected, in order to confirm its shareholders’ entitlement to attend the AGM. Holders of the Company’s H shares who wish to vote at the AGM should lodge transfer documents and the relevant share certificates with the Company’s H share registrar, Hong Kong Registrars Limited, at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, by 4:30 p.m. on Monday, 6 May 2013.

Holders of American depositary shares whose names appear on the Company’s register of shareholders as of Friday, 3 May 2013 will be entitled to vote at the AGM.

(b)	Shareholders who intend to attend the AGM are required to send the notice of attendance to the Company by Wednesday, 15 May 2013. Please refer to the Notice of Attendance for the AGM for details.

(c)	Any shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend the AGM and vote on his/her behalf. A proxy needs not be a shareholder of the Company. Shareholders shall appoint a proxy in writing. The form of proxy should be signed by the shareholder appointing the proxy or by such shareholder’s authorized representative. If the form of proxy is signed by another person so authorized by the shareholder, the power of attorney or other authorizing document authorizing such person’s signing must be certified by a notary.

In respect of holders of A shares of the Company, to be valid, the form of proxy together with the notarially certified power of attorney or other authorizing document (if any) must be returned to the registered address of the Company (No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC, postal code: 200540), attention to The Secretariat of the Board of Sinopec Shanghai Petrochemical Company Limited, not less than 24 hours before the time for holding the AGM or any adjournment thereof (as the case may be).

In respect of holders of H shares of the Company, to be valid, the form of proxy together with the notarially certified power of attorney or other authorizing document (if any) must be returned to the Company’s H share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time for holding the AGM or any adjournment thereof (as the case may be). A circular, containing the notice of the AGM, materials on the relevant Directors of the Board and proposed issuance of short-term commercial papers, together with a form of proxy and a notice of attendance will be dispatched to the holders of the Company’s H shares.

NOTICE OF ANNUAL GENERAL MEETING

(d)	Each shareholder (or his or her proxy) shall exercise his or her voting rights by way of poll.

(e)	The AGM is expected to last half a day. Shareholders or their proxies attending the AGM shall be responsible for their own transportation and accommodation expenses.

(f)	The address of Secretariat for the AGM is:	The Secretariat of the Board
Sinopec Shanghai Petrochemical Company Limited
No. 48 Jinyi Road, Jinshan District
Shanghai, the PRC
Postal code: 200540
Telephone: (8621) 5794 3143
Fax: (8621) 5794 0050

APPENDIX I	BIOGRAPHIES OF THE CANDIDATES OF
CHAIRMAN AND DIRECTORS OF THE BOARD

Wang Zhiqing, 51, is Vice Chairman, President and Deputy Secretary of the Communist Party Committee of the Company. Mr. Wang commenced work in 1983 and held various positions including Deputy Leader of preparatory team for the chemical fibre plant of Luoyang Petrochemical Complex, Deputy Chief Engineer of Luoyang Petrochemical Complex cum Officer-in-Charge of the preparatory team for the complex’s chemical fibre plant, and then Deputy Chief Engineer of the complex cum Director of the chemical fibre plant. From June 1999 to December 2001, Mr. Wang was Chief Engineer of Luoyang Petrochemical Complex. From February 2000 to December 2001, Mr. Wang was Vice President cum Chief Engineer of China Petroleum & Chemical Company (“Sinopec”) Luoyang Company. From December 2001 to October 2006, Mr. Wang was President of Sinopec Luoyang Company. From July 2005 to May 2007, Mr. Wang was the Leader of the preparatory team for a Sinopec refinery project in Guangxi. From October 2006 to December 2008, Mr. Wang was manager of Sinopec Jiujiang Company. From December 2008 to July 2010, Mr. Wang was President of Sinopec Jiujiang Company. Mr. Wang was appointed President and Deputy Secretary of the Communist Party Committee of the Company in July 2010. Mr. Wang was appointed Director and Vice Chairman of the Company in December 2010. Mr. Wang was appointed Director and Chairman of Shanghai Secco Petrochemical Company Limited in February 2011. Mr. Wang graduated from the East China Petroleum Institute with a Bachelor of Engineering in 1983, majoring in refinery engineering, and graduated from China University of Petroleum (East China) with a Doctorate in Engineering in 2006, majoring in chemical engineering and technology. He is a senior engineer by professional title.

Mr. Wang does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Save as disclosed above, Mr. Wang has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholder, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Wang has never been punished by the China Securities Regulatory Commission and other related departments, and has never been sanctioned by any stock exchanges.

Gao Jinping, 46, is Secretary of the Communist Party Committee and Chairman of the Labor Union of the Company. Mr. Gao joined the Shanghai Petrochemical Complex in 1990 and held various positions including Deputy Secretary of the Communist Youth League of the Company, Deputy Secretary of the Communist Party Committee of the Experimental Plant and Chemical Division of the Company, and Director of the Propaganda Department of the Communist Party Committee of the Company. In May 2003 to March 2013, Mr. Gao was appointed Deputy Secretary of the Communist Party Committee. In May 2003, Mr. Gao was appointed Chairman of the Labor Union of the Company. From June 2004 to June 2006, Mr. Gao was elected Director of the Company. From April 2006 to March 2013, Mr. Gao was appointed Secretary of the Communist Party Discipline Supervisory Committee of the Company. From June 2006 to April 2013, Mr. Gao was appointed Supervisor and Chairman of the Supervisory Committee of the Company. In March 2013, Mr. Gao was appointed as Secretary of the Communist Party Committee. Mr. Gao graduated from the Food Processing Faculty of Shanghai Aquatic Products University with a major in cooling and cold storage technology and obtained a bachelor’s degree in engineering in July 1990. In 2001, he completed his post-graduate studies in business administration in the aspect of industrial economics at Shanghai Academy of Social Sciences. He has senior professional technical qualifications.

APPENDIX I	BIOGRAPHIES OF THE CANDIDATES OF CHAIRMAN AND DIRECTORS OF THE BOARD

Mr. Gao does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Save as disclosed above, Mr. Gao has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholder, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Gao has never been punished by the China Securities Regulatory Commission and other related department, and has never been sanctioned by any stock exchanges.

Zhang Jianping, 51, is Vice President of the Company. Mr. Zhang joined the Shanghai Petrochemical Complex in 1987 and held various positions including Deputy Chief Engineer of the Aromatics Plant of the Refining and Chemical Division, Deputy Director of the Plastics Plant, Deputy Manager of Plastic Division of the Company, Director of the Petrochemical Research Institute, Director of the Production Department of the Company, Assistant to President of the Company and concurrently Director of the Production Department of the Company. In July 2004, Mr. Zhang was appointed Vice President of the Company. Mr. Zhang graduated in 1984 from East China Institute of Chemical Technology specialising in petroleum refining. He obtained a master’s degree in 1987 from East China Institute of Chemical Technology specialising in oil processing. He is a senior engineer by professional title.

Mr. Zhang does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Save as disclosed above, Mr. Zhang has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholder, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Zhang has never been punished by the China Securities Regulatory Commission and other related department, and has never been sanctioned by any stock exchanges.

APPENDIX II	PRINCIPAL TERMS AND BENEFITS OF
SHORT-TERM COMMERCIAL PAPERS

To provide more information to the shareholders on the short-term commercial papers to be issued by the Company, we set out below the principal terms and benefits of the short-term commercial papers:

A.	Principal terms of the short-term commercial papers

Amount raised:	Up to a maximum aggregate principal amount of RMB4 billion

Terms of Maturity:	Not more than 365 days from the actual date of issue

Interest rate:	To be decided by reference to the prevailing market rate of short-term commercial papers of similar maturity at the time of issuance, which generally is below the prevailing lending rate announced by the People’s Bank of China

Intended investors:	Domestic institutional investors approved by the People’s Bank of China, which will not be a connected person as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Underwriting:	A lead underwriter recognised by the People’s Bank of China will be appointed to take the lead to form an underwriting syndicate to underwrite commercial papers issued by the Company, which will not be a connected person as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Conditions:	(i) Shareholders’ approval at a general meeting;

(ii) “Notice on Registration Acceptance” issued by National Association of Financial Market Institutional Investors; and

(iii) Entering into an underwriting agreement in terms to the satisfaction of the Board

Use of proceeds:	The fund will be used to replenish the Company’s working capital to meet the Company’s liquidity needs for the procurement of raw materials

Expected date of issuance:	May be issued in one or more tranches within 12 months from the date of approval by the 2012 Annual General Meeting and subject to the discretionary decision of the Board in view of market conditions and the financing needs of the Company

APPENDIX II	PRINCIPAL TERMS AND BENEFITS OF SHORT-TERM COMMERCIAL PAPERS

B.	Benefits of the short-term commercial papers

Short-term commercial papers are relatively new means of short-term fund raising in the People’s Republic of China. Given the interest rate of short-term commercial papers is more favourable than short-term bank loans and the approval procedure for issuance of short-term commercial papers is not complicated, the directors are of the view that the issue of the short-term commercial papers is in the interests of the Company and its shareholders as a whole.

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Form of Proxy for the 2012 Annual General Meeting

Number of shares relevant to this form of proxy (Note 1)

I/We (Note 2) of address/identity card number and shareholder number being shareholder/ shareholders of Sinopec Shanghai Petrochemical Company Limited (the “Company”) holding A shares / H shares (Note 3) of the Company hereby appoint the Chairman of the 2012 annual general meeting of the Company (the “AGM”) / (Note 4) as my/our proxy to attend the AGM to be held in Jinshan District, Shanghai, the PRC, at 9:00 a.m. on Thursday, 6 June 2013, and vote on the following resolutions as indicated on my/our behalf. If no instruction as to how to vote is given, my/our proxy will, at his/her discretion, exercise the voting right:

Ordinary Resolutions

For (Note 5)

Against (Note 5)

1 2012 Work Report of the board of directors of the Company (the “Board”);

2 2012 Work Report of the Supervisory Committee of the Company;

3 2012 Audited Financial Statements of the Company;

4 2012 Profit Distribution Plan of the Company;

5 2013 Financial Budget Report of the Company;

6 The appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company (to be renamed as “PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership)”) and PricewaterhouseCoopers as the domestic and international auditors, respectively, of the Company for the year 2013 and authorization of the Board to determine their remuneration based on the terms of work;

7 Approval of the appointment of Mr. Wang Zhiqing () as the Chairman for the seventh session of the Board and the President of the Company;

8 The appointment of Mr. Gao Jinping () and Mr. Zhang Jianping () as newly added directors in the seventh session of the Board of the Company.

For (Note 6)

Against (Note 6)

No.

Name

(cumulative voting system)

(Please fill in the number of votes)

(cumulative voting system)

(Please fill in the number of votes)

(1) Gao Jinping ()

(2) Zhang Jianping ()

Special Resolutions

For (Note 5)

Against (Note 5)

9 Approval of the issuance of short-term commercial papers in one or more tranches in the PRC within 12 months starting from the date of approval at the Annual General Meeting in accordance to the respective regulations and involving an aggregate principal amount of up to RMB4 billion. The fund will be used to replenish the Company’s working capital to meet the Company’s liquidity needs for the procurement of raw materials.

10 The granting of general and unconditional authorization to the Board or any two or more directors of the Company, taking into account the specific needs of the Company and market conditions, to determine the specific terms and conditions of, and other matters relating to, the issuance of short-term commercial papers, including but not limited to the determination of the timing, amount, interest rate, term, execution and signing of all requisite documentation within the scope of the aforementioned resolution 9.

Date: 2013 Signature: (Note 7)

Notes:

1. Please fill in the number of shares registered in your name(s) to which this form of proxy relates. Failure to fill in the number of shares will cause this form of proxy to be deemed to relate to all the shares registered in the Company in your name(s).

2. Holders of the Company’s H shares, please fill in your full name(s) and address(es) in BLOCK LETTERS; holders of the Company’s A shares, please fill in your full name(s), identity card number(s) and shareholder number(s) in BLOCK LETTERS.

3. Please fill in the total number of shares registered in your name(s).

4. Any shareholder entitled to attend and vote at the AGM is entitled to appoint more than one proxy to attend the AGM and vote on his/her behalf. If any proxy other than the Chairman of the AGM is preferred, please strike out “the Chairman of the 2012 annual general meeting of the Company” and insert the name, address and identity card number of the proxy to be appointed in the space provided. A shareholder is entitled to appoint any person of his/her own choice to be his/her proxy. A proxy may not be a shareholder of the Company but he/she must attend the AGM in person.

5. Note: If you intend to vote for any resolution, please mark “✓” in the “for” column. If you intend to vote against the resolution, please mark “✓” in the “against” column. If no instruction is given, the appointed proxy shall have the discretion to vote.

6. Please note that:

In respect of resolution 8 regarding election of directors, as required under Article 121 of the Articles of Association and Article 63 of the Rules of Procedure for Shareholders’ General Meeting, if the controlling shareholder of the Company exercises more than 30% of control over votes, when resolutions are proposed for the election of directors at a shareholders’ general meeting, the cumulative voting system shall be adopted. Thus, where two or more directors will be elected in a shareholder’s general meeting, each share held by a shareholder shall have voting rights equal to the total number of candidates proposed for election. A shareholder may either elect one candidate with all of his/her/its shares, or vote separately for several persons; currently, China Petroleum & Chemical Corporation, the Company’s controlling shareholder, has more than 30% of control over the Company, therefore as two directors shall be elected at the meeting, the cumulative voting system will be adopted when voting on the relevant resolutions and voting results will be counted.

To ensure that your voting right is adequately exercised, please refer to the following explanation on resolution 8 and fill in your intended votes:

(i) in respect of resolution 8, each share you hold has equal votes in relation to the total number of candidates for election as directors. For example, if you possess one million shares, and the total number of candidates for election as directors is two, the total number of shares for which you have the voting rights under resolution 8 will be two million shares (being one million shares x 2 = two million shares).

(ii) please state the number of votes in the column “for” and/or “against”, the voting rights of which you give to each of the candidates for election as directors. Please note that you may either vote for each candidate with equal number of votes, or all your votes as represented by the shares you hold for the election of one particular candidate as director, or a certain number of votes as represented by the shares you hold for the selection of the two candidates as director. For example, if you own one million shares, and two directors should be elected in this election, the total number of shares for which you have the voting rights under resolution 8 is two million shares. Out of the two million shares, you can either share your voting rights on average to two candidates for election as directors so that you may vote one million shares to each of the candidate (vote for or against); or, all of the two million votes may also be voted by you in relation to one particular candidate as director (either for or against), or, 1.5 million shares in relation to candidate A (either for or against), and the balance of 500,000 shares in relation to candidate B (either for or against) as director.

(iii) After you have allocated the voting rights represented by all of the shares held by you on a certain number of candidates for a director, you may not exercise your voting rights again in respect of another candidate for a director. That is, the sum of all the voting rights you voted for or against the two candidates for election as directors shall not exceed the total number of voting rights represented by the shares held by you.

(iv) Please note with particular attention that, if the total number of votes you have exercised and allocated to one of the candidates for directors exceeds the total number of voting rights represented by the shares held by you, your votes shall be become void, and you will be deemed to be abstained from voting. If the total number of votes you have exercised and allocated to the two candidates for director is less than the total number of voting rights represented by the shares held by you, your vote shall still be deemed as valid, and those votes not exercised will be deemed as being abstained from voting. For example, if you own one million shares, and two directors should be elected in this election, the total number of votes as represented by your shares under resolution 8 will be two million: (a) if you have stated “two million shares” in the column “for” (or “against”) in the cumulative voting system in favor of one particular candidate for non-independent director, then your voting rights are fully utilized, and you do not have any votes in relation to another candidate for an director. If you have stated the number of shares (other than 0 shares) in other corresponding columns under resolution 8, then all your votes in respect of the resolution 8 will be deemed to be void; or (b) if you have stated “one million shares” in the column “for” (or “against”) in the cumulative voting system in favor of candidate A, and “500,000 shares” in the column “for” (or “against”) in the cumulative voting system in favor of candidate B, then your votes as represented by such 1.5 million shares shall be valid, whilst the remaining 500,000 shares which have not been allocated shall be deemed to have been abstained from voting.

7. This form of proxy must be signed by you or your proxy duly authorized in writing or, in the case of a corporation, must be affixed with either its common seal or with the signature by handwriting by its legal representative (person-in-charge) or the authorized proxy.

If this form of proxy is signed by your authorized proxy, the power of attorney or other authorizing document authorizing your proxy’s signing must be notarized.

8. Holders of the Company’s A shares should note that: in order to be valid, this form of proxy, together with the notarially certified power of attorney or other authorizing document (if any), must be returned to the registered address of the Company (No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC, postal code: 200540) attention to The Secretariat of the Board of Sinopec Shanghai Petrochemical Company Limited, not less than 24 hours before the time for holding the AGM or any adjournment thereof (as the case may be).

Holders of the Company’s H shares should note that: in order to be valid, this form of proxy, together with the notarially certified power of attorney or other authorizing document (if any), must be returned to the Company’s H Share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time for holding the AGM or any adjournment thereof (as the case may be).

9. Any alternation made to this form of proxy must be initialed by the person(s) who sign(s) it.

10. When attending the AGM on behalf of a shareholder, the proxy so appointed shall produce his/her proof of identity and the power of attorney duly signed by the appointing shareholder or its legal representative. The date of issuance shall be stated in the power of attorney.

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Notice of Attendance for the 2012 Annual General Meeting

In accordance with the PRC Company Law and relevant requirements, shareholders who wish to attend the 2012 annual general meeting (the “AGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) shall fill in the following notice of attendance.

A Share H Share

Name Number of shares

Identity Card No.

Shareholder number

Address

Telephone number

Signature: Date:

Notes:

1. In accordance with the resolutions made at the 12th meeting of the seventh session of the board of directors of the Company, the date of record for the AGM is Monday, 6 May 2013. Shareholders whose names appear on the register of members of the Company after the close of business on that day are entitled to complete this notice of attendance and attend the AGM.

2. Please fill in this notice of attendance in BLOCK LETTERS. Filling in a copy of this form is also valid.

3. Please attach a copy of your identification document and shareholding document. A shareholder attending the AGM shall produce his/her shareholder account card and identity card. Where a proxy is appointed to attend the meeting, the proxy shall also produce a power of attorney and his/her identity card. Where the shareholder is a corporate shareholder, its proxy shall produce a certification of the corporate shareholder and complete the registration procedure.

4. Please return this notice of attendance by Wednesday, 15 May 2013 (based on the postal chop of the local post office, if by mail).

(a) Holders of the Company’s A shares

(1) If this notice is returned by delivery in person, you can deliver to: The Secretariat of the Board of Directors, Sinopec Shanghai Petrochemical Company Limited,

48 Jinyi Road, Jinshan District, Shanghai, PRC or

The Secretariat of the Board of Directors,

Sinopec Shanghai Petrochemical Company Limited, Suite B, 28/F, Huamin Empire Plaza, 728 West Yan’an Road, Shanghai, PRC

(2) If this notice is returned by mail, you can mail to: The Secretariat of the Board of Directors, Sinopec Shanghai Petrochemical Company Limited,

48 Jinyi Road, Jinshan District, Shanghai 200540, PRC

(3) If this notice is returned by fax, you can fax to: The Secretariat of the Board of Directors Sinopec Shanghai Petrochemical Company Limited at: 8621-5794 0050 (b) Holders of the Company’s H shares

Please return this notice of attendance in person or by mail to the Company’s H Share registrar: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.